Filed by Colorado MEDtech, Inc.
                                  Pursuant to Rule 425 under the Securities
                                  Act of 1933 and deemed filed pursuant
                                  to Rules 14a-12 and 14d-9 of the
                                  Securities Exchange Act of 1934
                                  Subject Company: Colorado MEDtech, Inc.
                                  Commission File Number: 000-12471

 THE FOLLOWING LETTER TO SHAREHOLDERS OF COLORADO MEDTECH, INC.IS A PRELIMINARY
                 COMMUNICATION PRIOR TO THE COMMENCEMENT OF AN
                     EXCHANGE OFFER AND A PROXY SOLICITATION


                          [COLORADO MEDTECH LETTERHEAD]

                               September 21, 2000

Dear Colorado MEDtech  Shareholder:

               I want to bring you up to date on recent developments affecting Colorado MEDtech, Inc.

               On August 31, 2000, in a filing required by the Securities and Exchange Commission, Anthony Fant, Chief Executive Officer of HEI, Inc., disclosed that he had been acquiring Colorado MEDtech shares since early May and had accumulated 1,214,300 shares, or about 9.9% of the total outstanding. In his filing, he stated that he wanted to take over control of your Company "in whatever manner and through whatever means he may determine to be the most effective and most efficient."

               Subsequently, on September 11, 2000, Mr. Fant sent a letter to your Board of Directors proposing a transaction in which HEI would acquire your Company for HEI common stock "having a value" of $12 per Colorado MEDtech share. However, HEI's proposal limited the number of HEI shares that would be issued to 8.5 million which means that the value of the proposed transaction would be less than $12 per share if HEI shares trade below a specified price. You should know that HEI shares closed yesterday at $16.94, but have traded as low as $5.00 and as high as $25.38 within the past year. In fact, HEI shares had never traded above $17 a share until late August, 2000. HEI, which Mr. Fant took over a few years ago, is a smaller company than Colorado MEDtech.

               On the same day it delivered its proposal to the Company, HEI filed suit against the Company and its directors in a Colorado federal court. HEI's suit alleges that certain provisions of your Company's bylaws and its shareholders' rights plan wrongfully limit the rights of shareholders to hold a special meeting to elect directors. HEI said it intends to demand a special meeting of shareholders to replace the Company's directors. We will defend this litigation vigorously and intend to hold our regularly scheduled annual meeting in November.

               It is important for you to know that at this time, neither Mr. Fant nor HEI has begun a formal offer for your Colorado MEDtech shares. Neither Mr. Fant's Schedule 13D nor the HEI press releases or lawsuit reveal Mr. Fant's and HEI's plans for Colorado MEDtech should they obtain control.

               If Mr. Fant or HEI begins an offer, your Board, consistent with its fiduciary responsibility to represent the best interests of all Colorado MEDtech shareholders, will review the offer and report its findings and recommendations to all shareholders. In the meantime, I urge you not to act hastily with respect to your investment in the Company.

               At this time, we do not know what further steps, if any, Mr. Fant or HEI may contemplate or undertake. However, we believe that Mr. Fant would not have invested over $8.4 million toward the purchase of Colorado MEDtech shares unless he was convinced, as we are, that the shares are worth more than the price paid.

               I will keep you informed of further developments. Thank you for your interest and support.
                                            Sincerely,


                                            /s/ Stephen K. Onody,
                                            President & Chief Executive Officer

                                     * * * *


                             Additional Information

                    The statements in this letter that are not historical  facts are forward-looking statements that represent management's beliefs and assumptions based on currently available information. Forward-looking statements can be identified by the use of words such as "believes,'' "intends,'' "may," "will,'' "should,'' "anticipated'' or comparable terminology or by discussions of strategy. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot assure that these expectations will prove to be correct. Such statements involve risks and uncertainties including, but not limited to, the risk that the Company's existing level of orders may not be indicative of the level or trend of future orders, the risk that the Company may not successfully complete the work encompassed by current or future orders, the risk that unforeseen technical or production difficulties may adversely impact project timing and financial performance, the risk that the management changes will not produce the desired results, the risk that acquired companies cannot be successfully integrated with the Company's existing operations, the risk that a downturn in general economic conditions or customer budgets may adversely affect research and development and capital expenditure budgets of potential customers upon which the Company is dependent, and developments that may occur regarding Mr. Fant and HEI, Inc. Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. These factors are more fully described in the Company's documents filed from time to time with the Securities and Exchange Commission. The Company assumes no duty to update any forward-looking statements.

                    If an exchange  offer  commences,  the  Company  will file a solicitation/recommendation statement regarding the exchange offer. If a proxy solicitation commences, the Company and certain of its officers and directors may be deemed to be participants in the solicitation of proxies from the Company's shareholders with respect to the transactions contemplated above, and a proxy statement to solicit proxies from the Company's security holders may be required to be filed.

                    Information   regarding   such  officers  and  directors  is
               included in the Company's annual report on Form 10-K for the fiscal year ended June 30, 1999, in its proxy statement for its 1999 annual meeting and in its filing with the SEC on September 21, 2000 filed pursuant to Rule 425 under the Securities Act of 1933, as amended. These documents are available free of charge at the Securities and Exchange Commission web site and from the Company's contact, each listed below.

                    The  Company  has   retained   Wasserstein   Perella  &  Co.
               ("Wasserstein Perella") to assist the Company in evaluating its response to HEI's proposal, for which they received and may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, the Company has agreed to indemnify Wasserstein Perella and certain persons related to them against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Wasserstein Perella is an investment banking firm that provides a full range of financial services for institutional and individual clients. Wasserstein Perella does not admit that it or any of its directors, officers or employees is a "participant" as defined in
               Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in any solicitation, or that Schedule 14A requires the disclosure of certain information concerning Wasserstein Perella.

                    INVESTORS  AND  SECURITY  HOLDERS  ARE  ADVISED  TO READ ANY
               SOLICITATION/ RECOMMENDATION STATEMENT, PROXY SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE, BECAUSE EACH OF THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE DOCUMENTS WHEN AVAILABLE AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC AT THE SEC'S INTERNET WEB SITE AT WWW.SEC.GOV. THESE DOCUMENTS MAY ALSO BE OBTAINED FREE FROM THE COMPANY BY DIRECTING SUCH REQUESTS TO: PETER J. JENSEN, SECRETARY, COLORADO MEDTECH, INC., 6175 LONGBOW DRIVE, BOULDER, CO 80301, TELEPHONE: (303) 530-2660.


                             PARTICIPANT INFORMATION

                    HEI, Inc. has announced an intention to solicit proxies from shareholders of Colorado MEDtech, Inc. (the "Company") to cause the election of a new slate of directors of the Company. In the event of such a solicitation, the Company, its directors and certain of the Company's officers may be deemed to be "participants" on behalf of the Company in any such solicitation. Set forth below is certain information regarding these directors and certain officers of the Company that supplements and updates information previously reported with respect to such persons in the Company's Annual Report on Form 10-K for the year ended June 30, 1999 and its definitive Proxy Statement for an Annual Meeting of Shareholders dated October 15, 1999.

Directors:

John V. Atanasoff
Stephen K. Onody(1)
Dean A. Leffingwell
Robert L. Sullivan
Clifford W. Mezey
John E. Wolfe
Ira M. Langenthal, Ph.D.
John P. Jenkins

Officers:

Gregory A. Gould, Chief Financial Officer and Treasurer
Peter J. Jensen, Vice President, General Counsel and Secretary
_________________________________
(1)  Mr. Onody is also the Chief Executive Officer and President of the Company

Employment Relationships

     Messrs. Atanasoff, Gould, Onody and Jensen are currently employed by the Company.

     For the year ended June 30, 2000, (1) Mr. Jensen was granted an option to purchase 10,000 shares of the Company's common stock under the Colorado MEDtech, Inc. Stock Option Plan (the "Plan") at a price of $3.82 per share, which options vest in two equal annual installments of 5,000 shares beginning on May 24, 2001, subject to his continued employment, and (2) Mr. Onody was granted an option to purchase 20,000 shares of the Company's common stock under the Plan at a price of $3.82 per share, which options vest in two equal annual installments of 10,000 shares beginning on May 24, 2001, subject to his continued employment. Both such options expire in May 2005.

     In addition, (1) on August 25, 2000, Mr. Jensen was granted an option to purchase 15,000 shares of the Company's common stock under the Plan at a price of $7.94 per share, which options vest in four equal annual installments of 3,750 shares beginning on August 26, 2001, subject to his continued employment and (2) on August 24, 2000, Mr. Onody was granted an option to purchase 270,000 shares of the Company's common stock under the Plan at a price of $7.56 per share, which options vest in three equal annual installments of 90,000 shares beginning on August 26, 2001, subject to his continued employment. Both such options expire in August 2010.

     Since June 30, 1999,  the Company has granted the following  options to Mr.
Gould: (i) on November 19, 1999, an option to purchase 5,000 shares of the Company's common stock under the Plan at a price of $13.19 per share, which options vest in four equal annual installments of 1,250 shares beginning on November 19, 2000 and expiring on November 19, 2005; (ii) on May 23, 2000, an option to purchase 10,000 shares of the Company's common stock under the Plan at a price of $3.82 per share, which options vest in two equal annual installments of 5,000 shares beginning on May 23, 2001 and expiring on May 23, 2005; and
(iii) on August 25, 2000, an option to purchase 20,000 shares of the Company's common stock under the Plan at a price of $7.94 per share, which options vest in four equal annual installments of 5,000 shares beginning on August 25, 2001 and expiring on August 25, 2010. The vesting of all three of Mr. Gould's options is subject to his continued employment.

    For the current year, the Company pays Mr. Atanasoff salary at the annual rate of $100,000, Mr. Gould a salary at the annual rate of $115,000, Mr. Onody a salary at the annual rate of $200,000 and Mr. Jensen a salary at the annual rate of $130,000.

     In June 2000, the Company entered into an employment agreement with Stephen
K. Onody, Chief Executive Officer of the Company, which has a three-year term. As of July 1, 2000, Mr. Onody's annual compensation under the agreement is $200,000. The agreement also provides for incentive compensation in the form of an annual bonus, calculated as a percentage of annual salary, which is based on the overall profitability of the Company. In connection with and as a condition of the employment agreement, Mr. Onody executed a non-competition agreement in which he agreed not to engage in competitive activities for a period of two years after his employment with the Company is terminated, whether voluntarily or involuntarily. Pursuant to the agreement, the Company granted incentive and non-statutory stock options to purchase up to a total of 270,000 shares of the Company's common stock as described above. Upon the occurrence of the following events, Mr. Onody may terminate his employment for "good reason" and his unvested options will immediately vest in full: (i) a bankruptcy or liquidation of the Company, (ii) a sale of substantially all the assets of the Company,
(iii) if (a) Mr. Onody elects to remain employed after a change in control of the Company as defined in the agreement and (b) thereafter, during the term of employment or 12 months from the change in control, whichever is longer, his employment is terminated without cause, he is demoted from his position, his duties are diminished, he is required to materially increase his travel, he is relocated or his compensation or benefits are materially reduced or (iv) within 90 days of a change in control of the Company (if clause (iii) is not applicable).

     Upon a termination of Mr. Onody's employment by the Company other than for cause as defined in the agreement within the first 12 months of the term of employment, the Company will continue to pay his salary through the 24th month of what would otherwise have been the term of employment and provide for immediate vesting of the pro-rated portion of options for the portion of the year worked. If the Company terminates Mr. Onody's employment other than for cause after the first 12 months of the employment term and prior to the end of the employment term, the Company will pay Mr. Onody his salary for an additional 12 months and, if the termination occurs within the term of employment, provide for immediate vesting of the pro-rated portion of options for the portion of the year worked. If Mr. Onody terminates his employment for "good reason" as defined by clause (iii) in the preceding paragraph, the Company will pay him the greater of his salary for 12 months or the continuation of his salary for the number of months remaining in the term of employment, reimburse outplacement services for 12 months and reimburse legal fees in connection with enforcement of the agreement. If Mr. Onody terminates his employment for "good reason" as defined by clause (iv) in the preceding paragraph, the Company will pay him his salary for 12 months, reimburse outplacement services for 12 months and reimburse his legal fees in connection with enforcement of the agreement.

    In June 1993, the Company entered into an employment agreement with John V. Atanasoff, then Chief Executive Officer of the Company. This employment agreement has expired. In connection with and as a condition of the employment agreement, Mr. Atanasoff executed a non-competition agreement in which he agreed not to engage in competitive activities for a period of two years after his employment with the Company is terminated, whether voluntarily or involuntarily. In May 1996, pursuant to the employment agreement, the Company granted Mr. Atanasoff an incentive stock option to purchase 260,000 shares of common stock at a purchase price of $3.25 per share (the "Option"). The Option vests in June 2002, subject to earlier vesting if the Company's common stock achieves specified prices levels by September 30, 2000.

     In June 2000, the Company entered an additional arrangement with Mr. Atanasoff, in connection with his retirement from the position of Chief Executive Officer of the Company. Mr. Atanasoff agreed to devote his efforts to the Company on approximately a half time basis through December 31, 2000 and to continue to serve as Chairman of the Company's Board of Directors for that period. The Company agreed to pay Mr. Atanasoff at an annualized rate of $100,000 per year, and to continue his benefits through the end of the year.

     The Company has entered into severance agreements with Messrs. Gould and Jensen. Pursuant to each such agreement, if the Company terminates the employment of Mr. Gould or Mr. Jensen, respectively, within twelve months of a change in control of the Company as defined in the agreements other than for cause as defined in the agreements, or if such executive terminates his employment for "good reason," the Company will pay such executive an amount equal to his monthly salary in effect at the time of termination multiplied by
12. The agreements provide that such executive may terminate his employment for "good reason" upon the following events: (i) the sale by the Company of substantially all of its assets; or (ii) if (a) such executive elects to remain employed after a change in control of the Company and (b) thereafter, during the 12 months after the change in control, he is demoted from his position, his duties are diminished, his travel obligations materially increase, he is relocated or his compensation or benefits are materially reduced.

Director Compensation

     Directors of the Company are reimbursed for out-of-pocket expenses incurred in attending each meeting or committee meeting of the Board of Directors. In consideration of their service as directors, non-employee directors periodically receive warrants to purchase common stock of the Company, which warrants generally vest 15,000 shares per year, subject to continued service on the Board, and have an exercise price equal to the fair market value of the common stock on the date of grant. All director warrants have a five-year term from their grant date. On August 25, 2000, the Company granted a warrant to Director John Jenkins to purchase 10,000 shares of the Company's common stock for $7.94 per share. The warrant is fully vested and expires in August 2005. In the aggregate, director warrants to purchase 265,000 shares of common stock are outstanding, and of such amount, warrants to purchase 15,000 shares expire in November 2001, warrants to purchase 75,000 shares expire in November 2002, warrants to purchase 150,000 expire in June 2003, warrants to purchase 15,000 shares expire in June 2004 and warrants to purchase 10,000 shares expire in August 2005.

     The Company entered into a consulting agreement in July 2000 with Mr. Jenkins pursuant to which Mr. Jenkins provides consulting services as the Company's Senior Program Manager for an initial term of four months, commencing July 17, 2000. The consulting agreement is renewable upon the mutual agreement of the parties. Mr. Jenkins is paid $95 per hour plus expenses and consults for an average of 40 to 60 hours per week.

Security Ownership Information

     The following table sets forth certain information concerning the beneficial ownership of the Company's common stock, as of September 21, 2000, by each director of the Company and the other officers mentioned above. Except as indicated in the footnotes to the table and subject to applicable community property laws, the Company believes that each of such persons has the sole voting and dispositive power over the shares held by him except as otherwise indicated.
                                   Amount and Nature
  Name and Address                   of Beneficial
  of Beneficial Owner                  Ownership               Percent of Class

  John V. Atanasoff                    635,945(1)                    5.1%
  6175 Longbow Drive
  Boulder, CO 80301

  Stephen K. Onody                      12,500(2)                       *
  6175 Longbow Drive
  Boulder, CO  80301

  Clifford W. Mezey                    437,032(3)                    3.6%
  6175 Longbow Drive
  Boulder, CO 80301

  Dean A. Leffingwell                  420,999(4)                    3.4%
  6175 Longbow Drive
  Boulder, CO 80301

  John E. Wolfe                        150,000(5)                    1.2%
  6175 Longbow Drive
  Boulder, CO 80301

  Robert L. Sullivan                   140,413(6)                    1.1%
  6175 Longbow Drive
  Boulder, CO 80301

  Ira M. Langenthal, Ph.D.              61,600(7)                       *
  6175 Longbow Drive
  Boulder, CO 80301

  John P. Jenkins                       35,000(8)                       *
  7887 E. Belleview Avenue
  Englewood, CO 80111

  Gregory A. Gould                      12,841(9)                       *
  6175 Longbow Drive
  Boulder, CO 80301

  Peter J. Jensen                       10,654(10)                      *
  6175 Longbow Drive
  Boulder, CO 80301


*   Less than one percent (1%)

(1) Includes (a) 1,000 shares owned by Mr. Atanasoff's wife, (b) 1,800 shares owned by Mr. Atanasoff's stepson, (c) 800 shares owned by Mr. Atanasoff's stepdaughter, as to all of which he disclaims beneficial ownership and (d) options to purchase 245,653 shares, which are currently exercisable or become exercisable within 60 days. Does not include options to purchase 260,000 shares, which options may vest on September 30, 2000 depending on whether the average of the bid and ask prices of the Company's common stock is above certain thresholds. On September 30, 2000, if such average on the last prior trading date was $6 or greater, options to purchase 151,300 shares will vest; if such average was $7 or greater, options to purchase 206,400 shares will vest; if such average was $8 or greater, options to purchase all 260,000 shares will vest. All such options will vest on June 21, 2002, if Mr. Atanasoff is still employed on such date.
(2) Includes options to purchase 12,500 shares, which are currently exercisable or become exercisable within 60 days.
(3) Includes 341,932 shares held by the Petsy G. Mezey Trust, of which Mr. Mezey is a trustee. Also includes 30,000 shares that are held by the Clifford W. Mezey Trust, of which Mr. Mezey is a trustee. Also includes warrants to acquire 30,000 shares, which are currently exercisable or become exercisable within 60 days.
(4) Includes warrants to acquire 45,000 shares, which are currently exercisable or become exercisable within 60 days.
(5) Includes warrants to acquire 45,000 shares, which are currently exercisable or become exercisable within 60 days.
(6) Includes warrants to acquire 45,000 shares, which are currently exercisable or become exercisable within 60 days.
(7) Includes warrants to acquire 60,000 shares, which are currently exercisable or become exercisable within 60 days.
(8) Includes warrants to acquire 25,000 shares, which are currently exercisable or become exercisable within 60 days.
(9) Includes options to purchase 10,750 shares, which are currently exercisable or become exercisable within 60 days.
(10) Includes options to purchase 6,250 shares, which are currently exercisable or become exercisable within 60 days.